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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SI SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 W HOUSTON, 6th FL
(No. and Street)

NEW YORK	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA STE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RYAN FEIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SI SECURITIES, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

FEB 26 2019

Washington, DC

State of Texas, County of Dallas
Subscribed and sworn before me by Ryan Feit on 02/22/2019.

Signature

CEO
Title

Notary Public

NOTARY PUBLIC STATE OF TEXAS

BRITTANY L BYRD
ID NUMBER 131835683
COMMISSION EXPIRES DECEMBER 26, 2022

Notarized online using audio-video communication

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SI Securities, LLC

(A Wholly-Owned Subsidiary of SeedInvest, LLC)

Report on Audit of Financial Statement
and Supplementary Information

As of and for the Year Ended December 31, 2018

Contents

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of SI Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SI Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2016.

New York, New York
February 22, 2019

SI Securities, LLC
(A Wholly-Owned Subsidiary of SeedInvest, LLC)

Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	1,294,878
Clearing deposits		10,012
Accounts receivable		125,888
Investments in privately held companies, at fair value		3,217,678
Warrants, at fair value		1,375,579
Prepaid expenses		26,643
TOTAL ASSETS	$	6,050,678
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	36,061
Due to parent		212,510
Payable to customer		5,102
TOTAL LIABILITIES		253,673
MEMBER'S EQUITY		5,797,005
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,050,678

See Notes to Accompanying Financial Statement.

Notes to Financial Statements
December 31, 2018

1. Organization and Nature of Business

SI Securities, LLC (the "Company") was organized as a limited liability company on February 26, 2013 under the laws of the State of New York. Effective October 7, 2014, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by SeedInvest, LLC (the "Member") and operates from its office located in New York City. The Company primarily receives investment banking fees for raising capital for small businesses.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

The Company maintains one account, which is used solely for the benefit of its customers. As of December 31, 2018, this account had a balance of $5,102, for which there is an offsetting payable to customer reflected on the statement of financial condition.

c) Revenue From Contracts with Customers

The Company adopted ASC 606, effective January 1, 2018, however, this guidance did not impact the Company's method of recognizing revenue.

Performance Obligations
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment banking fees for services in private placements are generally recorded at the time the transaction is completed as this when the customer has obtained control over the promised good or service. If contractual arrangement provides for a fee in the absence of closing, in which case fees are recorded when earned. In some instances, the Company may receive equity or warrants in the company they are assisting in raising investor capital, as compensation in lieu of cash. This compensation is recognized when the transaction is completed as this is when the customer has obtained control over the promised good or service. These amounts are included in investment banking revenue on the statement of operations, at estimated fair market value as of the date earned.

Transaction processing fees are earned for facilitating the transfer of investor capital to an issuer. Transaction processing fees are recognized daily as this is when the customer has obtained control over the promised good or service and these fees amounted to $633,686 for the year.

The Company has not incurred costs to obtain customer contracts.

c) Income Taxes

The Company is treated as a disregarded entity and has no direct federal, state, or city tax liabilities. The Company's parent is taxed as a partnership for federal and state purposes and does not incur a federal or state income tax liability. The Company's parent files a consolidated local NYC UBT tax return with the Company. The parent is subject to New York City UBT tax, which is 4% of taxable profits. The Company records its proportionate share of this liability on a separate return basis and includes any associated liability within amounts due to parent on the statement of financial condition. As of December 31, 2018, the Company recorded $220,000 payable to its parent, which is included in "Due to Parent" on the Statement of Financial Condition for reimbursement of NYC UBT tax owed on net cumulative profits earned by the Company since inception.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal, state, and local income tax audits for the tax years 2015 through 2018. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequence.

d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e) Investments in privately held companies

Investments in privately held companies are investments in which the Company has less than a 20% interest and does not have the ability to exercise significant influence. Management has elected the fair value option, over the cost method of accounting, as it is consistent with the Company's recognition of other similar assets. The carrying value of these investments are $2,417,000, with the difference recorded as unrealized gains on the statement of operations during the year ended December 31, 2018. The initial value is determined by using the valuation arrived at when the private placement transaction initially takes place, which is when the Company initially earns the equity share. Management evaluates subsequent share issuances and other data to evaluate whether any fair value adjustments are necessary.

f) Accounting Standards Issued But Not Yet Effective

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of January 1, 2019, the Company has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's financial position and results of operations.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Fair Value Measurements

The Company received warrants from various private entities it assisted in raising capital, in lieu of cash compensation. These warrants are convertible into equity shares at a future date. The warrants were fair value remeasured as of December 31, 2018 utilizing an options pricing model, which requires the following inputs: exercise price, current market price, time to maturity, volatility, and the risk free rate. The Company also received warrants that have not been valued as management concluded that these are not significant.

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Investments in privately held companies			$ 3,217,678	$ 3,217,678
Warrants	$ -	$ -	1,375,579	1,375,579
Total	$ -	$ -	$ 4,593,257	$ 4,593,257

Level 3 investments are valuations based on inputs that are unobservable and significant to the overall fair value measurement. Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when observable inputs are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The following table summarizes the valuation techniques (and significant unobservable inputs) used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2018:

Assets (at fair value)	Fair value at December 31, 2018	Valuation Techniques	Unobservable Inputs	Range of Inputs
Private company warrants	$ 1,375,579	Black Scholes Options Pricing Model	Historical volatility	18%
			Lack of marketability	40%
			Current market price	Latest funded round
Investments in privately held companies	$ 3,217,678	Most recent financing round	Share price per most recent financing round	

4. Fair Value Measurements (Continued)

The following table represents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has categorized within the Level 3 category. As a result the unrealized gains and losses within the Level 3 category. As a result the unrealized gains and losses within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. Changes in Level 3 assets measured at fair value for the year ended December 31, 2018, were as follows:

Balance, January 1, 2018	$	1,182,973
Receipts of warrants for services rendered		24,599
Receipts of investments in privately held companies for services rendered		1,471,993
Unrealized gains		1,913,692
Balance, December 31, 2018	$	4,593,257

5. Related Party Transactions

The Company has entered into an expense sharing arrangement with its Parent and incurs a monthly allocation of rent, wages and overhead costs from its Member. Total costs allocated to the Company during 2018 were $2,539,400. This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company. As of December 31, 2018 the intercompany balance owed to the Member was $212,510, in accordance with a written expense sharing agreement. This balance includes the $220,000 payable of NYC UBT for the Company's proportionate share of the Parent's NYC UBT expense.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. Net capital and aggregate indebtedness changes from moment to moment. At December 31, 2018, the Company had net capital of $1,051,217, which was $751,217 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 24.13% at December 31, 2018.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2019 and February 22, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

SI Securities, LLC

(A Wholly-Owned Subsidiary of SeedInvest, LLC)

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2018

Contents

bakertilly

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
SI Securities, LLC
New York, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by SI Securities, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

> Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.

> Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2018 with amounts reported in the Form SIPC-7 for the year ended December 31, 2018, noting no differences.

> Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences.

> Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 22, 2019

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended December 31, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SI Securities, LLC
222 BROADWAY, 19TH FLOOR
NEW YORK, NY 10038
CRD# 170937 / SEC# 8-69440

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Myers (212) 668-8700

2. A.	General Assessment (item 2e from page 2)	$ 11,117
B.	Less payment made with SIPC-6 filed (exclude interest) August 15, 2018 (Date Paid)	(3,056)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	8,061
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 8,061

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $ 8,061

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SI Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Financial and Operations Principal (FINOP)
(Title)

Dated the 23rd day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,411,636
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 7,411,636
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 11,117
	(to page 1, line 2.A.)